                                                                   Exhibit 99.27

TRANSITION THERAPEUTICS INC.

BUILDING A
SUSTAINABLE
BIOTECH COMPANY

3RD QUARTER RESULTS 2006

     To Our Shareholders

     The third quarter of fiscal 2006 has included a number of key advancements across Transition's lead clinical development programs. During the three months ended March 31, 2006 and up to the date of this letter, the Company achieved the following significant milestones:

     ALZHEIMER'S DISEASE PROGRAM

- Acquired all of the remaining outstanding shares of Alzheimer's focused Ellipsis Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function;

- Received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of AZD-103 in healthy volunteers;

- Two presentations of positive preclinical data with AZD-103 were made at the Keystone Symposium on Alzheimer's disease. An oral presentation showed that AZD-103 neutralizes and rescues amyloid beta inhibition of synaptic transmission in a leading experimental model associated with learning and memory. A second presentation described studies in a widely accepted animal model of Alzheimer's disease in which AZD-103 was shown to prevent and reduce disease effects including the formation of amyloid beta fibrils, impaired cognitive function and accelerated mortality;

     HEPATITIS C PROGRAM

- Announced interim data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders, a patient population without any treatment alternatives available representing 45% of all hepatitis C patients. The interim data on patients that have completed 12 weeks of therapy demonstrated that 7 of 11 (63%) of the hepatitis C non-responder patients treated with the triple combination therapy had a greater than 90% reduction in hepatitis C virus levels, with 3 of 11 (27%) patients achieving a greater than 99% reduction of virus levels (2 log 10 decrease in HCV RNA);

     DIABETES PROGRAM

- Completed target enrolment of Transition's exploratory Phase IIa clinical trial of its lead diabetes regenerative product E1-I.N.T.(TM) in type II diabetes patients;

- Broadened its diabetes regenerative medicine patent portfolio with the issuance of US Patent #6,992,060 and the exclusive license to two issued US patents US#6,989,148 and US#6,899,883;

     FINANCING

- Completed an offering for 15,575,000 common shares at a price of $0.69 per common share for gross proceeds of $10,746,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

     STRATEGIC ACQUISITION

     On March 13, 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused Ellipsis
     Neurotherapeutics Inc. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

     AZD-103 meets all the key criteria for an Alzheimer's disease therapeutic, it is efficacious in different models, crosses the blood-brain barrier and achieves levels higher than those required for efficacy in the cerebrospinal fluid, and has an excellent safety profile in pre-clinical studies. AZD-103 is well

     To Our Shareholders
     positioned to be an effective therapy for preventing or reversing Alzheimer's disease by inhibiting the aggregation and accumulation of amyloid beta in the brain, a hallmark pathology of this debilitating disease. With the increasing prevalence of Alzheimer's disease and the strong commitment by the pharmaceutical industry to find effective therapies, there is an opportunity for a significant partnership to help realize the blockbuster potential of AZD-103.

     During the last 16 months, Transition has led the rapid advancement of AZD-103 toward clinical development through its management agreement with ENI. The positive results from preclinical efficacy, safety and pharmacokinetic studies over that period have confirmed the therapeutic potential of AZD-103. The AZD-103 program now becomes the cornerstone of the strong franchise Transition is building in the area of Alzheimer's disease.

     UPDATE ON PHASE I/II CLINICAL TRIALS FOR HCV-I.E.T

     On April 21, 2006, the Company announced interim data from an open label, multi-centre Phase I/II clinical trial evaluating the interferon enhancing product, HCV-I.E.T., in hepatitis C non-responders that have completed 12 weeks of treatment. The clinical trial was designed to evaluate safety and HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with the current "gold standard" hepatitis C therapies consisting of pegylated interferon and ribavirin. Hepatitis C non-responders currently have no treatment alternatives available and are estimated to represent nearly 45% of all hepatitis C patients. The 12 week data demonstrated that 7 of 11 (63%) of the hepatitis C non-responder patients treated with HCV-I.E.T. had a greater than 90% reduction in hepatitis C virus levels, with 3 of 11 (27%) patients achieving a greater than 99% reduction of virus levels (2 log 10 decrease). HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of pegylated interferon alpha and ribavirin.

     It is encouraging to see substantial viral reductions in the hepatitis C non-responders, a large population of patients facing many long-term complications from the disease including cirrhosis, liver failure and liver cancer. Evidence of hepatitis C viral reduction in this patient population is meaningful and may provide another treatment option.

     OUTLOOK

     Looking ahead, we are encouraged by the interim data reported for both our E1-I.N.T.(TM) and HCV-I.E.T. products. The enrolment for these clinical trials is completed or near completion with the reporting of results expected later this year. The addition of the AZD-103 product provides Transition a leading disease modifying oral compound for Alzheimer's disease entering the clinic. Our strategy to simultaneously perform the pre-clinical studies necessary for both Phase I and Phase II clinical development will allow the advancement to Phase II clinical trials to occur in an expeditious manner.

     We look forward to updating the shareholders on the advancement of these important initiatives.


/s/ Tony Cruz
-------------------------------------
Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2005 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the three-month and nine-month periods ended March 31, 2006 as compared to the three-month and nine-month periods ended March 31, 2005. This review was performed by management with information available as of May 12, 2006.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for an exploratory Phase IIa clinical trial of its lead regenerative product, E1-I.N.T.(TM) in type II diabetes patients. The Company is currently enrolling patients for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in type I diabetes patients, a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development, such as those with employees, collaborators, or other third parties, will be available and sustained.

MANAGEMENT'S DISCUSSION AND ANALYSIS

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During the nine-month period ended March 31, 2006, the Company achieved the following significant milestones:

     - Announced blinded safety and efficacy data from the ongoing exploratory Phase IIa clinical study of its lead diabetes regenerative therapy, E1-I.N.T.(TM) for type I diabetes patients. Preliminary data from the three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses;

     - Acquired all of the remaining outstanding shares of Alzheimer's focused Ellipsis Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103;

     - Acquired from Protana Inc. ("Protana"), the Optimol(TM) Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard;

     - Completed an offering for 15,575,000 common shares at a price of $0.69 per common share for net cash proceeds of $9,648,600;

     - Received the first anniversary payment of $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc ("SCT");

     - Signed an exclusive license agreement to two US patents for the use Glucagon-Like Peptide-1 ("GLP-1") analogues in the treatment of Type I diabetes;

     - The Company was issued two US patents: one claims methods of treating diabetes patients using E1-I.N.T. (TM) and the other claims the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including the hepatitis C virus.

Subsequent to the quarter end, the Company:

     - Announced interim data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. The interim data on patients that have completed 12 weeks of therapy demonstrated that 7 of 11 (63%) of the hepatitis C non-responder patients treated with the triple combination therapy had a greater than 90% reduction in hepatitis C virus levels, with 3 of 11 (27%) patients achieving a greater than 99% reduction of virus levels;

     - Received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of AZD-103 in healthy volunteers;

     - Completed target enrolment of Transition's exploratory Phase IIa clinical trial of its lead diabetes regenerative product E1-INT in type II diabetes patients.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's cash, cash equivalents, and short term investments were $19,450,455 at March 31, 2006, and the net working capital position was $19,914,891. The Company currently believes that it has adequate financial resources for anticipated expenditures for the next 15 to 21 months.

STRATEGIC ACQUISITIONS

During the nine month period ended March 31, 2006, the Company completed the following acquisitions:

ELLIPSIS NEUROTHERAPEUTICS INC.

On March 13, 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused Ellipsis Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

AZD-103 meets all the key criteria for an Alzheimer's disease therapeutic, it is efficacious in different models, crosses the blood-brain barrier and achieves levels higher than those required for efficacy in the cerebrospinal fluid, and has an excellent safety profile in pre-clinical studies. AZD-103 is well positioned to be an effective therapy for preventing or reversing Alzheimer's disease by inhibiting the aggregation and accumulation of amyloid beta in the brain, a hallmark pathology of this debilitating disease.

During the last 16 months, Transition has led the rapid advancement of AZD-103 toward clinical development through its management agreement with ENI. The positive results from preclinical efficacy, safety and pharmacokinetic studies over that period have confirmed the therapeutic potential of AZD-103. The AZD-103 program now becomes the cornerstone of the strong franchise Transition is building in the area of Alzheimer's disease.

With the completion of the share purchase agreement with ENI Directors announced February 27, 2006 and the acceptance of the tender offer by ENI's other shareholders announced on March 13, 2006 (the "Purchase Agreements"), Transition now owns 100% of ENI. Under the Purchase Agreements, Transition acquired the remaining 66.8% of ENI it did not already own. Transition acquired this remaining interest in exchange for 18,985,308 Transition common shares. In addition, ENI shareholders are entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Transition common shares at then market prices and a royalty of up to 1% on net sales of AZD-103.

ASSET ACQUISITION FROM PROTANA INC.

Effective November 1, 2005, the Company acquired certain assets of Protana Inc., a private company. Included in the assets acquired is the Optimol technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. Prior to the acquisition management determined that certain assets (the "identified assets") were not consistent with the Company's corporate strategy and has decided to sell the identified assets. Under the terms of the agreement, the net proceeds received from the sale of the identified assets will be split equally with a group of specified creditors.

Under the terms of the agreement the assets were purchased from Protana in exchange for $3.1 million cash, assumption of approximately $3.0 million long-term debt secured by the acquired equipment [U.S. $2,543,372], and two million common shares valued at $1.185 million, net of share issuance costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are described below.

I.N.T.(TM) FOR DIABETES

GENERAL

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products in partnership with Novo Nordisk, E1- I.N.T.(TM) and GLP1- I.N.T.(TM).

Transition has commenced enrolment for its Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the Food and Drug Administration ("FDA") and are proceeding at multiple clinical sites in the U.S.

LICENSING AGREEMENT

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total U.S. $48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed I.N.T.(TM) technology.

To date, under the Licensing Agreement, in addition to a $6 million equity investment, the Company has received a total of $2,593,699 (U.S. $2,250,000). Of this total, $1,968,580 (U.S. $1,500,000) has been recorded as deferred revenue and will be recognized as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $32,811 was recognized during the three-month period ended March 31, 2006 [three-month period ended March 31, 2005 - $32,811] and $98,433 for the nine-month period ended March 31, 2006 [nine-month period ended March 31, 2005 - $76,559]

As at June 30, 2005, the Company had received an additional $333,869 (U.S. $265,908) for expenditures relating to a joint research program that has been recorded as deferred revenue until the corresponding research expenses are incurred. During the nine-month period ended March 31, 2006, the Company paid joint research expenses of $98,815 and received payments from Novo Nordisk of $291,250, resulting in an ending balance of $526,304 (U.S. $432,870) in deferred revenue relating to future joint research expenses.

In addition, under the terms of an agreement between the Company and the General Hospital

MANAGEMENT'S DISCUSSION AND ANALYSIS
respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development expenses over the term of the Licensing Agreement.

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1- I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition is in exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. Target enrolment was completed for the exploratory Phase IIa clinical trial of E1-I.N.T.(TM) in type II diabetes patients. These trials have been cleared by the Food and Drug Administration ("FDA") and are proceeding at multiple clinical sites in the U.S. These two clinical trials are evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up.

In December, 2005, the Company announced an update on the ongoing exploratory Phase IIa clinical studies of its lead diabetes regenerative therapy, E1-I.N.T.(TM) for type I and type II diabetes patients as well as blinded safety and efficacy data for the type I diabetes clinical study. Preliminary data from the three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses.

On April 21, 2006, the Company announced the completion of target enrolment for the exploratory Phase IIa clinical trial of E1-I.N.T.(TM) in type II diabetes patients. Based on the anticipated start date of treatment for the last patients enrolled in this exploratory Phase IIa trial in type II diabetes, the reporting of data for this trial is expected in late Q3 or early Q4 calendar 2006.

Transition will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk has agreed to retroactively reimburse the Company for costs incurred.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development in partnership with Novo Nordisk.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the three-month and nine-month periods ended March 31, 2006, the Company incurred direct research and development costs for this program as follows:

                        THREE-MONTH PERIOD ENDED   NINE-MONTH PERIOD ENDED
                           MARCH 31, 2006 (1)         MARCH 31, 2006 (1)
                        ------------------------   -----------------------
Clinical studies               $  936,971                 $1,844,935
Manufacturing                  $  290,383                 $  794,757
Other direct research          $   64,315                 $  126,526
                               ----------                 ----------
TOTAL                          $1,291,669                 $2,766,218
                               ==========                 ==========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

MANAGEMENT'S DISCUSSION AND ANALYSIS

I.E.T. FOR MS AND HEPATITIS C

GENERAL

Interferon Enhancing Therapy ("I.E.T.") is a key development initiative for Transition and has resulted in the discovery and development of two drug products: MS-I.E.T., which is currently in a Phase II study in patients with MS, and HCV-I.E.T. for hepatitis C, which is currently in a Phase I/II clinical trial in patients with hepatitis C.

MS-I.E.T. FOR MS

MS is a complex and progressive disease of the central nervous system in which the protective sheath around nerve fibres, called myelin, is destroyed and replaced by sclerotic patches or plaques. The result is a disruption of the flow of messages from the brain and a loss of motor function. According to the US National MS Society and the Multiple Sclerosis International Federation, MS affects one in 1,000 individuals in the US and Europe; and an estimated 2.5 million individuals worldwide. Patients diagnosed with MS are typically between 20 to 40 years of age with the majority being female. Due to the chronic nature of the disease, MS patients need chronic treatment.

Interferon-based products are one of the primary therapeutic options for the treatment of MS and are used to slow disease progression and palliate symptoms. However, these treatments are not effective in all patients, may have limited duration of benefit and possess a side effect profile that reduces utility. Interferon-based products for MS have annual sales in excess of US $5.4 billion representing approximately 70% of the MS therapeutic market.

To enhance the efficacy of interferon alone, the Company has developed MS-I.E.T., its first Interferon Enhancing Therapy product, which is the combination of the Company's EMZ701 and interferon-(beta). In pre-clinical studies, Transition has demonstrated that MS-I.E.T. is significantly more effective than interferon-(beta) alone in reducing both symptoms and pathologies associated with MS in multiple animal models. In a Phase I clinical trial, Transition's EMZ701 was well tolerated with a good safety profile.

In fiscal 2005, Transition commenced enrolment in a Phase II clinical trial for MS-I.E.T. The Phase II study has an enrollment target of 40 relapsing/remitting MS patients currently on interferon-(beta) therapy showing renewed disease activity as evidenced by magnetic resonance imaging ("MRI") changes. After monitoring MRI activity for 12 weeks while on interferon-(beta) therapy alone, patients will receive weekly EMZ701 treatments in addition to their standard interferon-(beta) therapy for 24 weeks. Transition is actively seeking a partner for the MS-I.E.T. product and its clinical development. Under the current pace of enrolment, the MS-I.E.T. Phase II clinical trial will not be completed by the calendar year-end as expected. Upon an MS-I.E.T. partnership or at the completion of Transition's current trials in diabetes, Alzheimer's disease and hepatitis C, the Company will evaluate options to increase the number of clinical sites and rate of patient enrolment. The Company will provide guidance on new timelines for the Phase II clinical trial at that time.

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Transition has expanded its Interferon Enhancing Therapy to include a second product, HCV-I.E.T, which is indicated for the treatment of hepatitis C. HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(alpha) and ribavirin. EMZ702 has an excellent safety profile and the combination of EMZ702 with interferon-(alpha) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-(alpha) and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial is designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients. In the trial, twenty-eight hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks.

In April 2006, the Company announced interim data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. The interim data on patients that have completed 12 weeks of therapy demonstrated that 7 of 11 (63%) of the hepatitis C non-responder patients treated with the triple combination therapy had a greater than 90% reduction in hepatitis C virus levels, with 3 of 11 (27%) patients achieving a greater than 99% reduction of virus levels (2 log10 decrease in HCV RNA). As the final patients to be enrolled in this trial will be treated with new EMZ702 material currently being synthesized, the Company anticipates presenting the complete 12 week data from all patients in Q4 calendar 2006.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the three-month and nine-month periods ended March 31, 2006, the Company incurred direct research and development costs for this program as follows:

                        THREE-MONTH PERIOD ENDED   NINE-MONTH PERIOD ENDED
                           MARCH 31, 2006 (1)         MARCH 31, 2006 (1)
                        ------------------------   -----------------------
Clinical studies                $209,851                   $526,495
Manufacturing                   $ 67,085                   $251,257
Other direct research           $  6,765                   $ 19,262
                                --------                   --------
TOTAL                           $283,701                   $797,014
                                ========                   ========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

AZD-103 FOR ALZHEIMER'S DISEASE

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least U.S. $100 billion annually. Scientists have so far discovered at least one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In November, 2004, the Company acquired a 17% interest in ENI, a company developing therapeutics for Alzheimer's disease. During the first quarter of fiscal 2006, this interest increased to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the three-month period ended December 31, 2005, the Company met the second milestone and earned 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%. In February 2006, the Company acquired an additional 1,500,000 common shares of ENI resulting from the exercise of Exchange Rights, further increasing its interest in ENI to 33.2%. In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of AZD-103 in healthy volunteers.

EXPENDITURES FOR THE AZD-103PROGRAM

On March 10, 2006, the Company acquired the remaining outstanding shares of ENI. The assets, liabilities, and expenses of ENI have been included in the consolidated financial statements of the company as of March 10, 2006. For the period ended March 31, 2006, the Company incurred direct research and development costs for the program as follows:

                        THREE-MONTH PERIOD ENDED   NINE-MONTH PERIOD ENDED
                           MARCH 31, 2006 (1)         MARCH 31, 2006 (1)
                        ------------------------   -----------------------
Pre-Clinical studies            $ 86,709                   $ 86,709
Manufacturing                   $ 23,393                   $ 23,393
Other direct research           $     --                   $     --
                                --------                   --------
TOTAL                           $110,102                   $110,102
                                ========                   ========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

DRUG DISCOVERY INITIATIVES

As part of the recent acquisition of the Optimol drug discovery technology, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. Transition has completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead molecules. In addition, development plans are being formulated for the advancement of the lead molecules for cancer and osteoporosis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stage of development of the Company's lead products are illustrated below:

ISLET NEOGENESIS THERAPY (I.N.T.(TM))
DIABETES

                                     (CHART)

INTERFERON ENHANCING THERAPY (I.E.T.)
MULTIPLE SCLEROSIS

                                     (CHART)

HEPATITIS C

                                     (CHART)

DISEASE-MODIFYING SMALL MOLECULES
ALZHEIMER'S DISEASE

                                     (CHART)

In addition to rapidly advancing the clinical development of its products, Transition also remains focused on pursuing partnership discussions for its two I.E.T. products and seeking out opportunities to collaborate with other pharmaceutical and biotech companies to identify novel small molecule drug candidates utilizing Transition's Optimol drug discovery technology.

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED MARCH 31, 2006

RESULTS OF OPERATIONS

For the three-month period ended March 31, 2006, the Company recorded a net loss of $6,536,992 ($0.05 per common share) compared to a net loss of $3,504,427 ($0.03 per common share) for the three-month period ended March 31, 2005. For the nine-month period ended March 31, 2006, the Company recorded a net loss of $16,167,252 ($0.13 per common share) compared to a net loss of $9,707,909 ($0.09 per common share) for the nine-month period ended March 31, 2005.

The increase in the net loss for the three-month period primarily resulted from increases in research and development expenses, general and administrative expenses, amortization, and a recognition of equity losses relating to ENI and SCT.

The increase in the net loss for the nine-month period primarily resulted from increases in research and development expenses, general and administrative expenses, amortization, a recognition of equity losses relating to ENI and SCT, and a decrease in the recovery of future income taxes.

RESEARCH AND DEVELOPMENT

Research and development expenses increased to $3,245,901 for the three-month period ended March 31, 2006 from $862,358 for the three-month period ended March 31, 2005. For the nine-month

MANAGEMENT'S DISCUSSION AND ANALYSIS
period ended March 31, 2006, research and development expenses increased to $7,063,034 from $2,777,027 for the same period in fiscal 2005.

These increases were primarily the result of an increase in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) on-going clinical trials, as well as an increase in costs relating to the lead discovery system purchased from Protana. The increases were partially offset by a reduction in external research and consulting expense.

The Company anticipates that research and development expenses will increase during the fourth quarter of fiscal 2006 as it continues the clinical trial for E1- I.N.T.(TM) in patients with type I and type II diabetes; the Phase I/II clinical trial for HCV-I.E.T. in patients with Hepatitis C; and commences a Phase I trial for AZD-103 and continues to identify lead compounds utilizing Transition's newly acquired drug discovery technology.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $817,455 for the three-month period ended March 31, 2006 from $624,986 for the three-month period ended March 31, 2005. For the nine-month period ended March 31, 2006, general and administrative expenses increased to $2,264,199 from $2,014,793 for the same period in fiscal 2005.

These increases primarily resulted from strengthening of the management team and operating costs relating to the relocation of the Company's office facilities. These increases were partially offset by a reduction in stock option expense.

The Company anticipates that general and administrative expenses will remain consistent in the fourth quarter of fiscal 2006.

AMORTIZATION

Amortization for the three-month period ended March 31, 2006, was $2,345,414 as compared to $2,016,721 for the three-month period ended March 31, 2005. For the nine-month period ended March 31, 2006, amortization was $6,545,397 as compared to $6,191,022 for the same period in fiscal 2005.

The increases in amortization primarily resulted from amortization of the capital assets, technology and workforce arising from the Protana asset acquisition, and the amortization of patent costs related to AZD-103.

The Company anticipates that amortization will increase in the fourth quarter of fiscal 2006 due to full quarter impact of the amortization relating to AZD-103 patents.

INTEREST INCOME, NET

Interest income for the three-month period ended March 31, 2006, was $101,154 as compared to $142,489 for the three-month period ended March 31, 2005. For the nine-month period ended March 31, 2006, interest income was $281,630 as compared to $385,919 for the same period in fiscal 2005.

These decreases primarily resulted from decreased cash balances and interest expense resulting from the long-term debt obligation assigned in conjunction with the purchase of assets from Protana. In the absence of additional financing, interest income is expected to decrease in the fourth quarter of fiscal 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

During the three-month period ended March 31, 2006, the Company's capital expenditures increased to $189,708 from $5,319 for the same period in fiscal 2005. During the nine-month period ended March 31, 2006, the Company's capital expenditures were $274,828, as compared to $108,985 for the nine-month period ended March 31, 2005. Expenditures during the first three quarters were primarily for computer equipment and capital expenditures relating to the relocation of the Company's office facilities and leasehold improvements relating to the premises occupied by the drug discovery group at the Company's facility.

The Company anticipates an increase in capital expenditures during the fourth quarter of fiscal 2006 as it completes the leasehold improvements.

ENI

Effective November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

During the first quarter of fiscal 2006, the Company increased its interest in ENI to 18.5% as the Company met the first management service agreement milestone and earned 100,000 ENI common shares. During the three-month period ended December 31, 2005, the Company met the second milestone and earned 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%.

On January 27, 2006, the Company acquired an additional 1,500,000 common shares of ENI resulting from the exercise of Exchange Rights, further increasing its interest in ENI to 33.2%. On March 10, 2006, the Company completed the step acquisition of ENI for share consideration of 18,985,308 Transition common shares, contingent clinical milestones potentially totaling $12.8 million payable in Transition common shares and a royalty of up to 1% on net sales of AZD-103. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression and improve symptoms such as cognitive function. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of 1255205 Ontario Inc. and 1255206 Ontario Inc.

ASSET ACQUISITION FROM PROTANA INC.

Effective November 1, 2005, the Company acquired certain assets of Protana Inc., a private company. Included in the assets acquired is the Optimol technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. Prior to the acquisition management determined that certain assets (the "identified assets") were not consistent with the Company's corporate strategy and has decided to sell the identified assets. Under the terms of the agreement, the net proceeds received from the sale of the identified assets will be split equally with a group of specified creditors.

Under the terms of the agreement the assets were purchased from Protana in exchange for $3.1 million cash, assumption of approximately $3.0 million long-term debt secured by the acquired equipment [U.S. $2,543,372], and two million common shares valued at $1.185 million, net of acquisition costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SCT ANNIVERSARY PAYMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

During the first quarter of fiscal 2006, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at March 31, 2006.

                             FIRST       SECOND        THIRD       FOURTH
                            QUARTER      QUARTER      QUARTER      QUARTER
                          ----------   ----------   ----------   ----------
2006
Revenue                   $  114,901   $  190,651   $   32,811
Net loss (1)              $4,322,288   $5,307,972   $6,536,992
Basic and fully diluted
net loss per Common
Share (2)                 $     0.04        $0.04   $     0.05
2005
Revenue                   $   10,937   $   32,811   $   32,811   $   32,811
Net loss (1)              $2,543,441   $3,660,041   $3,504,427   $4,515,199
Basic and fully diluted
net loss per Common and
Class B Share (2)         $     0.02   $     0.03   $     0.03   $     0.04
2004
Revenue                                                          $       --
Net loss (1)                                                     $2,706,956
Basic and fully diluted
net loss per Common and
Class B Share (2)                                                $     0.03

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December, 2004.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, and SCT, recognition of equity losses relating to ENI and SCT, changes in the recovery of future income taxes, expensing of stock options and the growth of the Company's management team.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at March 31, 2006, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting during

MANAGEMENT'S DISCUSSION AND ANALYSIS
the nine-month period ended March 31, 2006, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting other than improving segregation of duties resulting from the recruitment of a Director of Finance for the newly created position at the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company's critical accounting estimates are as described in the Company's annual MD&A, which can be found on SEDAR at www.sedar.com.

CHANGES AND ADOPTIONS OF ACCOUNTING POLICIES

Other than the following, the Company has not adopted any new accounting policies during the nine-month period ended March 31, 2006.

OTHER ASSETS

Other assets consist of workforce and patents. Workforce has been recorded at cost and is being amortized on a straight line basis over 5 years. Issued patents are amortized over their estimated useful life. Once patent applications have been approved, the costs will be amortized over the estimated useful life of the patents, which is 5 years.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, licensing fees, and management fees relating to ENI. The Company has incurred a cumulative deficit to March 31, 2006 of $62,653,342. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits and short-term investments.

The Company's cash, cash equivalents, and short-term investments and the Company's net working capital position were $19,450,455 and $19,914,891, respectively, at March 31, 2006, a decrease from June 30, 2005 balances of $20,598,969 and $20,284,440, respectively. The decrease is primarily the net result of the $3,109,756 cash payment made to purchase assets of Protana Inc. and expenditures incurred during the nine-month period ended March 31, 2006, largely offset by the proceeds from the bought deal financing $9,648,600, cash acquired from ENI of $1,040,471, and the first anniversary payment received from SCT of $475,000. The Company currently believes that it has adequate financial resources for anticipated expenditures for the next 15 to 21 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCING ACTIVITIES

During the three-month period ended March 31, 2006, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2,250,000 common shares of the Company at a price of $0.69 per share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

In addition, in the second quarter of fiscal 2006, 22,902 stock options were exercised, resulting in cash proceeds of $8,016.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

COMMON SHARES

As at May 12, 2006 the Company had 157,448,423 common shares outstanding.

STOCK OPTIONS

As at May 12, 2006, the Company has 4,035,667 stock options outstanding (on an after exchanged basis for Waratah options) with exercise prices ranging from $0.28 to $2.10 and expiry dates ranging from June 18, 2006 to March 27, 2011. At May 12, 2006, on an if-converted basis, these stock options would result in the issuance of 4,035,667 common shares at an aggregate exercise price of $3,733,825.

RISKS AND UNCERTAINTIES

The Company's risks and uncertainties are as described in the Company's annual MD&A, which can be found on SEDAR at www.sedar.com.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                                   MARCH 31,      June 30,
                                                                      2006          2005
                                                                       $             $
                                                                  -----------   -----------
ASSETS
CURRENT
Cash and cash equivalents [note 6]                                  4,508,125     6,598,221
Short-term investments                                             14,942,330    14,000,748
Receivables                                                           235,325       170,116
Investment tax credits receivable [note 7]                          1,495,290       566,339
Research inventory                                                  1,386,730       709,444
Prepaid expenses                                                      647,857       275,365
Assets held for sale [note 4]                                         437,413            --
Deposits                                                              125,969       132,159
                                                                  -----------   -----------
TOTAL CURRENT ASSETS                                               23,779,039    22,452,392
Long-term research inventory                                        1,786,694     1,872,643
Deferred charges                                                      118,416       125,040
Capital assets, net [note 8]                                        1,734,832       453,166
Intangible assets [note 9]                                         30,283,003    12,310,463
Investment in ENI [note 3]                                                 --     2,121,566
Assets transferred under contractual arrangement [note 10]            117,720     1,128,461
                                                                  -----------   -----------
                                                                   57,819,704    40,463,731
                                                                  ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                            3,074,914     2,150,933
Current portion of long-term debt [note 12]                           771,543            --
Current portion of deferred revenue [note 11]                         657,541       465,107
Current portion of obligation under capital leases                     17,691        17,019
                                                                  -----------   -----------
TOTAL CURRENT LIABILITIES                                           4,521,689     2,633,059
Deferred revenue                                                    1,629,538     1,727,972
Liability to ENI subject to guaranteed share value obligation              --       820,900
Liabilities transferred under contractual arrangement [note 10]        34,539        34,539
Obligation under capital leases                                        39,775        48,791
Leasehold inducement                                                   77,166            --
Future tax liability                                                5,721,152            --
Contingent consideration payable [note 3]                           3,809,524            --
                                                                  -----------   -----------
TOTAL LIABILITIES                                                  15,833,383     5,265,261
                                                                  -----------   -----------

Commitments [note 16]
Guarantees [note 17]

SHAREHOLDERS' EQUITY
Share capital
   Common shares [note 13[b]]                                     100,123,328    77,254,351
   Contributed surplus                                              3,908,580     2,811,966
   Stock options [note 13[d]]                                         607,755       743,628
   Warrants [note 13[c]]                                                   --       486,615
   Exchange Rights [note 13[e]]                                            --       388,000
Deficit                                                           (62,653,342)  (46,486,090)
                                                                  -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                                         41,986,321    35,198,470
                                                                  -----------   -----------
                                                                   57,819,704    40,463,731
                                                                  ===========   ===========

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

                                             NINE-MONTH     Nine-month     THREE-MONTH    Three-month
                                            PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                              MARCH 31,      March 31,      MARCH 31,      March 31,
                                                2006           2005           2006           2005
                                                  $              $              $              $
                                            ------------   ------------   ------------   ------------
REVENUES
Management fees from ENI                         239,930             --             --             --
Licensing fees                                    98,433         76,559         32,811         32,811
                                            ------------   ------------   ------------   ------------
                                                 338,363         76,559         32,811         32,811
                                            ------------   ------------   ------------   ------------
EXPENSES
Research and development [note 7]              7,063,034      2,777,027      3,245,901        862,358
General and administrative                     2,264,199      2,014,793        817,455        624,986
Amortization                                   6,545,397      6,191,022      2,345,414      2,016,721
Foreign exchange loss (gain)                     (59,017)        30,330          5,239         20,114
Loss on disposal of capital assets                 6,240             --            159             --
                                            ------------   ------------   ------------   ------------
                                              15,819,853     11,031,172      6,414,168      3,524,179
                                            ------------   ------------   ------------   ------------
Loss before the following                    (15,481,490)   (10,936,613)    (6,381,357)    (3,491,368)
Interest income, net                             281,630        385,919        101,154        142,489
Equity loss in affiliate                        (477,723)      (125,959)      (132,040)       (87,806)
Losses of company transferred under
   contractual arrangement [note 10]            (535,741)       (98,546)      (170,821)       (40,697)
                                            ------------   ------------   ------------   ------------
Loss before income taxes                     (16,213,324)   (10,775,199)    (6,583,064)    (3,477,382)
Recovery of (provision for)
   future income taxes                            46,072      1,067,290         46,072        (27,045)
                                            ------------   ------------   ------------   ------------
NET LOSS FOR THE PERIOD                      (16,167,252)    (9,707,909)    (6,536,992)    (3,504,427)
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD,
   AS ORIGINALLY STATED                      (46,486,090)   (32,217,802)   (56,116,350)   (38,466,464)
Adjustment for change in accounting
   policy related to stock-based
   compensation [note 5]                              --        (45,180)            --             --
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD, AS RESTATED    (46,486,090)   (32,262,982)   (56,116,350)   (38,466,464)
                                            ------------   ------------   ------------   ------------
DEFICIT, END OF PERIOD                       (62,653,342)   (41,970,891)   (62,653,342)   (41,970,891)
                                            ============   ============   ============   ============
BASIC AND FULLY DILUTED NET LOSS PER
   COMMON SHARE [note 13[b]]                $      (0.13)  $      (0.09)  $      (0.05)  $      (0.03)
                                            ============   ============   ============   ============

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                           NINE-MONTH     Nine-month    THREE-MONTH     Three-month
                                          PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                            MARCH 31,     March 31,       MARCH 31,      March 31,
                                              2006           2005           2006           2005
                                                $              $              $              $
                                          ------------   ------------   ------------   ------------
OPERATING ACTIVITIES
Net loss for the period                   (16,167,252)    (9,707,909)    (6,536,992)    (3,504,427)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                          289,788         93,316         27,998         34,007
      technology                            6,278,839      6,139,758      2,195,585      1,996,847
      other assets                            323,808             --        300,476             --
      deferred charges                          6,624             --          2,208             --
      leasehold inducement                         --        (14,695)            --         (6,885)
   Leasehold inducement                        77,166             --         25,722             --
   Write-off of research inventory             15,422         46,626             --             --
   Recovery of income taxes - future          (46,072)    (1,067,290)       (46,072)        27,045
   Stock-based compensation expense           236,664        339,912        120,141        100,168
   Equity loss in affiliate                   477,723        125,959        132,040         87,806
   Losses of company transferred under
      contractual arrangement [note 10]       535,741         98,546        170,821         40,697
   Loss on disposal of capital assets           6,240             --            159             --
   Management fees from ENI                  (239,930)            --             --             --
   Foreign exchange loss (gain)               (12,873)            --         24,592             --
                                          -----------    -----------    -----------    -----------
                                           (8,218,112)    (3,945,778)    (3,583,322)    (1,224,742)
Net change in operating assets
   and liabilities [note 14]                  (73,646)       165,292        791,716      2,353,528
                                          -----------    -----------    -----------    -----------
CASH USED IN OPERATING ACTIVITIES          (8,291,758)    (3,780,486)    (2,791,606)    (1,128,786)
                                          -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
Purchase of short-term investments           (782,282)   (13,998,448)   (14,783,030)   (13,998,448)
Acquisition of Protana assets [note 4]     (3,109,756)            --             --             --
Investment in ENI [note 3]                   (381,062)    (1,096,292)            --             --
Purchase of capital assets                   (274,828)      (108,985)      (189,708)        (5,319)
Proceeds on disposal of capital assets          3,573             --            140             --
Net cash received from contractual
   arrangement [note 10]                      475,000        254,996             --             --
Cash received on acquisition
   of ENI [note 3]                          1,040,471             --      1,040,471             --
ENI acquisition costs                        (246,964)            --       (246,964)            --
                                          -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                    (3,275,848)   (14,948,729)   (14,179,091)   (14,003,767)
                                          -----------    -----------    -----------    -----------

Continued on the next page

FINANCING ACTIVITIES
Proceeds from bought deal
   financing, net [note 13 [b]]             9,648,600             --      9,711,527             --
Proceeds from assets held for sale          2,113,755             --      2,113,755             --
Repayment of long-term debt                (2,284,517)            --     (2,041,844)            --
Repayment of obligation under
   capital leases                              (8,344)       (10,109)            --           (833)
Proceeds from issuance of common
   shares, net [note 13[d][i]]                  8,016     10,181,672             --             --
                                          -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                     9,477,510     10,171,563      9,783,438           (833)
                                          -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS DURING
   THE PERIOD                              (2,090,096)    (8,557,652)    (7,187,259)   (12,875,814)
Cash and cash equivalents, beginning
   of period                                6,598,221     17,641,155     11,695,384     21,959,317
                                          -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END
   OF PERIOD                                4,508,125      9,083,503      4,508,125      9,083,503
                                          ===========    ===========    ===========    ===========

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. ["Transition" or the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of diabetes, multiple sclerosis, hepatitis C and Alzheimer's disease.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2005 annual audited consolidated financial statements.

These interim consolidated financial statements include the accounts of the Company's wholly -owned subsidiaries as identified in the annual audited consolidated financial statements and effective March 10, 2006, also include the accounts of Ellipsis Neurotherapeutics Inc., a company incorporated on October 5, 2004 under the Business Corporations Act (Ontario) and 1255205 Ontario Inc,. and 1255206 Ontario Inc., companies incorporated on September 11, 1997 under the Business Corporations Act (Ontario).

These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2005 except for the accounting policy discussed in note 2.

2.   ACCOUNTING POLICY

OTHER ASSETS

Other assets consist of workforce and patents. Workforce has been recorded at cost and is being amortized on a straight line basis over 5 years. Issued patents are amortized over the estimated useful life of the patent, which is 5 years. Once patent applications have been approved, patent costs will be amortized over the estimated useful life of the patents, which is 5 years.

3.   ACQUISITION OF ELLIPSIS NEUROTHERAPEUTICS INC. ["ENI"]

Under the terms of the initial ENI Agreement dated November 4, 2004, the Company issued 4,000,000 Exchange Rights which entitled certain ENI shareholders to convert one ENI common share into 0.8264 common shares of Transition, until they expired on February 4, 2006. On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the value of the Exchange Rights exercised of $145,500 for total consideration of $1,009,437. This transaction increased the Company's ownership in ENI to 33.2%. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3.   ACQUISITION OF ENI (continued)

On March 10, 2006, the Company completed the step acquisition of ENI for share consideration of 18,985,308 Transition common shares, contingent clinical milestones potentially totaling $12.8 million payable in Transition common shares and a royalty of up to 1% on net sales of AZD-103. The common shares issued are subject to a resale restriction period ranging from 4 to 12 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $0.57 per share. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression and improve symptoms such as cognitive function. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of 1255205 Ontario Inc. and 1255206 Ontario Inc.

The acquisition was accounted for as a step acquisition. The Company recognized its equity interest in the results of ENI from November 4, 2004 until March 10, 2006. The assets, liabilities and expenses of ENI have been included in the consolidated financial statements of the Company for the period of March 10, 2006 to March 31, 2006. Total consideration, which was determined by the fair value of the consideration given as at the date of the acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the preliminary fair values on the date of acquisition as follows:

                                                 $
                                            ----------
ASSETS ACQUIRED
Cash                                                            1,040,471
Accounts receivable                                                33,596
Inventory                                                       1,183,975
Investment tax credits receivable                                 726,851
Prepaid expenses                                                    2,400
Capital assets                                                      1,960
Technology, products and patents [note 9]                      19,876,595
Investments                                                     1,159,300
Future income tax asset                                           932,820
                                                               ----------
                                                               24,957,968
LESS LIABILITIES ASSUMED
Accounts payable and accrued liabilities                           98,747
Loan payable [note 12[b]]                                          67,500
Future income tax liabilities                                   6,700,044
                                                               ----------
NET ASSETS ACQUIRED                                            18,091,677
                                                               ==========
CONSIDERATION GIVEN
Initial investment in ENI, including accumulated equity loss    2,443,935
Common shares [note 13[b]]                                     10,727,317
Common shares issued for Exchange Rights [note 13[e][i]]          863,937
Contingent consideration payable                                3,809,524
Acquisition costs                                                 246,964
                                                               ----------
                                                               18,091,677
                                                               ==========

The net of the amounts assigned to assets acquired and liabilities assumed exceeded the cost of the purchase ("excess" - sometimes referred to as "negative goodwill"). The Company has included in liabilities contingent consideration payable equivalent to the lesser of the maximum amount of the contingent consideration and the excess.

The allocation of the purchase price has not been finalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4.   ACQUISITION OF ASSETS FROM PROTANA INC.

Effective November 1, 2005, the Company purchased certain assets of Protana Inc. ("Protana"), a private company.

Under the terms of the agreement, the Company has purchased assets of Protana in exchange for approximately $3.1 million cash, assumption of approximately $3.0 million long-term debt [US $2,543,372], and 2.0 million common shares valued at $1.18 million. The common shares issued are subject to a resale restriction period ranging from 6 to 10 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $0.59 per share.

Total consideration for the purchased assets of Protana, including acquisition costs, has been allocated to the estimated fair values on the date of acquisition as follows:

                                                              $
                                                          ---------
ASSETS ACQUIRED
Prepaids                                                     47,450
Assets held for sale [i]                                  2,551,168
Capital assets                                            1,304,479
Technology [note 9]                                       3,459,633
Patents [note 9]                                            329,685
Workforce [note 9]                                          623,276
                                                          ---------
                                                          8,315,691
LESS LIABILITIES ASSUMED
Long-term debt                                            3,001,433
Accounts payable and accrued liabilities                  1,019,933
                                                          ---------
NET ASSETS ACQUIRED                                       4,294,325
                                                          =========
CONSIDERATION GIVEN
Cash paid                                                 3,109,756
Common shares, net of share issuance costs [note 13[b]]   1,184,569
                                                          ---------
                                                          4,294,325
                                                          =========

[i] Management has determined that some of the assets purchased are not consistent with the Company's corporate strategy and has decided to sell these assets. Under the terms of the agreement, the net proceeds received from the sale of the assets will be split equally with a group of specified creditors. Management anticipates that these assets will be sold within the next twelve months and, accordingly, they are disclosed as assets held for sale. At March 31, 2006, the balance of assets held for sale is $437,413.

5.   STOCK BASED COMPENSATION PLANS

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which will result in the fair value method of accounting being used for all stock-based compensation. The standard has been applied on a retroactive basis. During the three-month period ended September 30, 2004, the cumulative impact of stock-based compensation for the fiscal years ended June 30, 2004 and 2003 was recognized in the audited consolidated financial statements as an adjustment to opening deficit. The impact of the adoption was a one time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

6.   CASH AND CASH EQUIVALENTS

Substantially all of the Company's cash equivalents are invested in short-term investment funds that invest in commercial paper and short-term debt with a rating of R-1 or higher with terms to maturity of less than 90 days at the date of acquisition. The annualized rate of return on these funds for the three-month period ended March 31, 2006 was 2.73% [June 30, 2005 - 2.32%].

7.   INVESTMENT TAX CREDITS

For the nine-month period ended March 31, 2006, investment tax credits of $202,100 [nine-month period ended March 31, 2005 - $189,388] and for the three-month period ended March 31, 2006, $27,100 [the three-month period ended March 31, 2005 - $99,388] were recorded as a reduction of research and development expenses. In addition, upon acquisition of ENI, the Company acquired investment tax credits of $726,851[note 3].

8.   CAPITAL ASSETS

Capital assets consist of the following:

                                            MARCH 31,  2006
                                 ------------------------------------
                                                               NET
                                              ACCUMULATED      BOOK
                                    COST     AMORTIZATION     VALUE
                                     $             $            $
                                 ---------   ------------   ---------
Computer equipment                 232,745      101,076       131,669
Office equipment and furniture     250,886      112,236       138,650
Laboratory equipment             1,726,230      481,105     1,245,125
Leasehold improvements             286,074       66,686       219,388
                                 ---------      -------     ---------
                                 2,495,935      761,103     1,734,832
                                 =========      =======     =========

                                           June 30, 2005
                                 --------------------------------
                                                            Net
                                            Accumulated     book
                                   Cost    amortization    value
                                    $            $           $
                                 -------   ------------   -------
Computer equipment               151,024      101,007      50,017
Office equipment and furniture   237,451       98,579     138,872
Laboratory equipment             525,654      261,377     264,277
Leasehold improvements            58,139       58,139          --
                                 -------      -------     -------
                                 972,268      519,102     453,166
                                 =======      =======     =======

Included in the value of computer equipment and office equipment and furniture at March 31, 2006 is equipment under capital lease with a cost of $99,934 [June 30, 2005 - $113,434] and accumulated amortization of $39,644 [June 30, 2005 -
$37,821].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9.   INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                            MARCH 31, 2006
                                                --------------------------------------
                                                                                NET
                                                              ACCUMULATED      BOOK
                                                   COST      AMORTIZATION      VALUE
                                                     $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")             39,799,917    33,498,263     6,301,654
Technology acquired from Biogenesys, Inc.          137,000       118,729        18,271
Technology acquired from Protana [note 4]        3,459,633       288,303     3,171,330
Technology, products and patents
   acquired from ENI [note 3]                   19,876,595       267,101    19,609,494
Workforce acquired from Protana  [note 4]          623,276        51,940       571,336
Patent costs acquired from Protana [note 4]        329,685            --       329,685
Patent portfolio [note 15[d]]                      286,000         4,767       281,233
                                                ----------    ----------    ----------
                                                64,512,106    34,229,103    30,283,003
                                                ==========    ==========    ==========

                                                             June 30, 2005
                                                --------------------------------------
                                                                                Net
                                                              Accumulated      book
                                                   Cost      amortization      value
                                                     $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah   39,799,917    27,528,275    12,271,642
Technology acquired from Biogenesys, Inc.          137,000        98,179        38,821
                                                ----------    ----------    ----------
                                                39,936,917    27,626,454    12,310,463
                                                ==========    ==========    ==========

The amortization to be taken on the technology by fiscal year is as follows:

                  $
             ----------
2006          3,209,121
2007          9,172,180
2008          4,849,100
2009          4,849,100
2010          4,849,100
Thereafter    3,354,402
             ----------
             30,283,003
             ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

10.  ASSETS AND LIABILITIES TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction has not been recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. In addition, the Company does not anticipate that the transaction will qualify for sale accounting within the next twelve months. Therefore, the Company has not reclassified the assets and liabilities of SCT as held for sale at March 31, 2006, but has reclassified the assets and liabilities as transferred under a contractual arrangement. In the future, if circumstances change such that a transfer of the risks and rewards to the purchaser is expected within the next twelve months, the Company will reclassify SCT's assets and liabilities as held for sale at that time.

During the three-month period ended September 30, 2005, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.

SCT incurred losses of $170,821 during the three-month period ended March 31, 2006 which have been recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement. Total SCT losses to date are $1,141,984.

The following table shows the changes in the Company's interest in the net assets of SCT during the period from October 4, 2004 to March 31, 2006:

                                                  $
                                              ---------
NET ASSETS AT OCTOBER 4, 2004                 1,966,762
Payments received, net of disposition costs    (266,597)
Equity losses incurred                         (606,243)
                                              ---------
NET ASSETS AT JUNE 30, 2005                   1,093,922
Payments received                              (475,000)
Equity losses incurred                         (535,741)
                                              ---------
NET ASSETS AT MARCH 31, 2006                     83,181
                                              =========

11.  DEFERRED REVENUE

In August, 2004, the Company signed a licensing agreement with Novo Nordisk A/S ("Novo Nordisk") (the "Licensing Agreement"), as further described in Note 6 of the consolidated annual financial statements at June 30, 2005. In the three-month period ended March 31, 2006, the Company received $291,250 (US $250,000) for expenditures relating to a joint research program. This amount has been recorded as deferred revenue until the corresponding research expenditures are incurred.

12.  LONG TERM DEBT

[a] In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of $2,543,372 USD as at November 1, 2005.

The full amount of the indebtedness is secured by certain assets purchased from Protana. The Company is authorized to sell these assets and the full proceeds from the sale will be applied against the outstanding principal balance of the loan, in the form of a Disposition Payment. Disposition Payments are not subject to Prepayment Fees.

In addition to Disposition Payments, the Company may voluntarily prepay in full, but not in part, the entire principal amount of indebtedness outstanding as of the date of the prepayment. Prepayments are subject to prepayment fees. If the prepayment occurs prior to the first anniversary of the loan, the Company will be required to pay 5% of the then outstanding principal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

12.  LONG TERM DEBT (continued)

amount of the indebtedness. After the first anniversary date of the loan, the prepayment fee reduces to 2% of the outstanding principal balance. Changes in the loan balance from the date of acquisition are as follows:

                                                                  $
                                                             ----------
Oxford loan payable, interest at 9.41%, payable in monthly
   blended payments of  US $121,283, secured by specified
   equipment, payable in full on September 1, 2007            3,001,433
   Disposition Payments                                      (1,682,646)
   Principal repayments                                        (601,871)
   Foreign exchange gain                                        (12,873)
                                                             ----------
BALANCE AS OF MARCH 31, 2006 - DUE IN ONE YEAR                  704,043
                                                             ==========

[b] As a result of the ENI acquisition, the Company acquired the following debt:

                                                    $
                                                 ------
Canadian Gene Cure Foundation note payable,
   non-interest bearing payable in full by
   June 30, 2006 [note 3]                        67,500
                                                 ------
BALANCE AS OF MARCH 31, 2006 - DUE IN ONE YEAR   67,500
                                                 ======

13.  SHARE CAPITAL

[A]  AUTHORIZED

     At March 31, 2006, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[B]  ISSUED AND OUTSTANDING AND CHANGES DURING THE PERIOD

COMMON SHARES                                                      #             $
-------------                                                 -----------   -----------
BALANCE, JUNE 30, 2005                                        120,096,077    77,254,351
Shares issued for purchased assets of Protana, net [note 4]     2,000,000     1,184,569
Issued pursuant to a bought deal financing, net [i]            15,575,000     9,648,600
Issued on exercise of Exchange Rights [note 3]                  1,239,600     1,009,437
Issued on acquisition of ENI, net [note 3]                     18,985,308    10,727,317
Issued to acquire patent portfolio [note 15[d]]                   414,492       286,000
Cancellation of shares issued to ENI                             (884,956)           --
Exercise of stock options                                          22,902        13,054
                                                              -----------   -----------
BALANCE, MARCH 31, 2006                                       157,448,423   100,123,328
                                                              ===========   ===========

[i] On January 4, 2005, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2,250,000 common shares of the Company at a price of $0.69 per share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, of which $62,927 was paid in the three-month period ending December 31, 2006, resulting in net cash proceeds of $9,648,600.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

[B]  ISSUED AND OUTSTANDING AND CHANGES DURING THE PERIOD (continued)

[ii] The weighted average number of common shares used in the computation of basic and fully diluted net loss per common share for the nine-month period ended March 31, 2006 is 127,629,670 [nine-month period ended March 31, 2005
     - 113,365,226] and for the three-month period ended March 31, 2006 is 141,893,296 [three-month period ended March 31, 2005 - 119,316,805].

     For the nine-month period ended March 31, 2006 and the three-month period ended March 31, 2006, 719,174 [nine-month period ended March 31, 2005 - 739,854; three-month period ended March 31, 2005 - 719,174] contingently returnable common shares were excluded from the basic and fully diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[C]  SHARE PURCHASE WARRANTS AND AGENTS' WARRANTS

SHARE PURCHASE WARRANTS [i]                                #           $
---------------------------                           ----------   --------
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2005     1,384,615    486,615
Expiry of share purchase warrants                     (1,384,615)  (486,615)
                                                      ----------   --------
SHARE PURCHASE WARRANTS OUTSTANDING, MARCH 31, 2006           --         --
                                                      ==========   ========

[i] Each warrant entitled the holder to purchase one common share of the Company at a purchase price of $1.00. The maximum possible cash proceeds to the Company from the exercise of the share purchase warrants and the Agents' Warrants was $1,384,615. These warrants expired unexercised on February 24, 2006 and the consideration associated with these warrants was reclassified to contributed surplus.

[D]  STOCK OPTIONS

STOCK OPTIONS                                    #           $
-------------                               ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2005     4,098,162    743,628
Stock options issued                         1,980,000    236,664
Stock options exercised [i]                    (22,902)    (5,038)
Stock options expired [ii]                  (1,986,260)  (367,499)
                                            ----------   --------
STOCK OPTIONS OUTSTANDING, MARCH 31, 2006    4,069,000    607,755
                                            ==========   ========

[i] Stock options totaling 22,902 were exercised during the nine-month period ended March 31, 2006. These stock options had a recorded value of $5,038 and resulted in cash proceeds to the Company of $8,016.

[ii] Of the stock options that expired during the nine-month period ended March
     31, 2006, 583,331 were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of $367,499 was reclassified to contributed surplus when they expired.

[iii] The maximum possible cash proceeds to the Company from the exercise of the stock options presently outstanding are $3,772,325 [June 30, 2005 - $4,746,750].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

[E]  EXCHANGE RIGHTS

EXCHANGE RIGHTS                                            #           $
---------------                                       ----------   --------
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2005 [note 3]    4,000,000    388,000
Exchange Rights exercised [i]                         (1,500,000)  (145,500)
Exchange Rights expired unexercised [ii]              (2,500,000)  (242,500)
                                                      ----------   --------
EXCHANGE RIGHTS OUTSTANDING, MARCH 31, 2006                   --         --
                                                      ==========   ========

[i] On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI with a value of $863,937. This increased the Company's ownership in ENI to 33.2% as of January 27, 2006.

[ii] The remaining 2,500,000 Exchange Rights expired unexercised on February 4,
     2006 and the consideration associated with these Exchange Rights was reclassified to contributed surplus.

14.  CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:



                                            NINE-MONTH     Nine-month     THREE-MONTH    Three-month
                                           PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                             MARCH 31,      March 31,      MARCH 31,      March 31,
                                               2006           2005           2006           2005
                                                 $              $              $              $
                                           ------------   ------------   ------------   ------------
Investment tax credits receivable            (202,100)        (15,033)     (27,100)        (73,565)
Receivables                                   (31,613)        200,703      (92,070)      3,321,920
Research inventory                            577,216      (1,527,420)     250,287        (515,173)
Prepaid expenses                             (322,642)        (26,077)     220,822          56,899
Deposits                                        6,190          13,395         (539)           (819)
Deferred charges                                   --        (127,248)          --           2,208
Accounts payable and accrued liabilities     (194,697)        581,176      181,878        (656,074)
Deferred revenue                               94,000       1,285,816      258,438         281,564
Provision for facility closure                     --        (220,020)          --         (63,432)
                                             --------      ----------      -------       ---------
                                              (73,646)        165,292      791,716       2,353,528
                                             ========      ==========      =======       =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                 110,065           4,170       60,719             152
Income tax paid                                    --             552           --             552
                                             ========      ==========      =======       =========

15.  NON-CASH TRANSACTIONS

During the nine-month period ended March 31, 2006, the Company entered into the following non-cash activities:

     [a] On November 1, 2005, the Company purchased assets of $8,315,689 from Protana for cash consideration of $3,109,756. The remaining consideration was non-cash and was comprised of the issuance of 2,000,000 common shares in the amount of $1,184,569 net of issuance costs, the assumption of long-term debt in the amount of $3,001,433 (US $2,543,372) and liabilities to specified creditors and other arm's-length parties totaling $1,019,931 [note 4].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

15. NON-CASH TRANSACTIONS (continued)

     [b] On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the fair value of the Exchange Rights exercised of $145,500 for total consideration of $1,009,437.

     [c] On March 10, 2006, the Company completed the step acquisition of ENI and acquired net assets of $18,091,677 for total share consideration of $11,591,254, contingent consideration payable of $3,809,524, initial investments in ENI of $2,443,935 and acquisition costs of $246,964.

     [d] On March 14, 2006, the Company signed an exclusive license agreement to a patent portfolio with London Health Sciences Centre Research Inc. ("Agreement"). Under the terms of the Agreement, the Company issued 414,492 common shares having a value of $286,000 in exchange for the patent portfolio.

16.  COMMITMENTS

At March 31, 2006, the Company is committed to aggregate expenditures of $253,534 [June 30, 2005 - $61,000] under its collaboration agreements. In addition, at March 31, 2006, the Company is committed to aggregate expenditures of approximately $5,583,027 [June 30, 2005 - $2,850,449] for clinical and toxicity studies to be completed during fiscal years 2006 and 2007 and approximately $119,191 [June 30, 2005 - $122,711] for manufacturing agreements.

17.  GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

18.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the presentation of the 2006 consolidated financial statements.